Mail Stop 4561
January 26, 2006

By U.S. Mail and facsimile to (650) 843-4001

Andrew B. Koslow, Esq.
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue - Suite 1400
Dallas, TX  75201

      Re:      Penson Worldwide, Inc.
      Supplemental Response dated January 19, 2006, related to
Amended 	Registration Statement on Form S-1
                        File Number 333-127385

Dear Mr. Koslow:

      We have reviewed your response letter dated January 19, 2006, to our comment letter dated January 3, 2006, and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Note 2: Discontinued Operations, page F-11
1. In your response to comment 4 of our letter dated January 3, 2006, you state that "management is not in a position to speculate as to whether or not" the split-off will occur in the absence of the Penson
IPO. This appears to indicate that the assets are not available for immediate sale in their present condition, subject only to usual or customary terms as required in paragraph 30b of SFAS 144. Completion of the IPO is not a usual or customary term for such a disposition as required in paragraph 30b. Please amend your financial statements to reflect the SAMCO assets, liabilities, and results of operations, as part of continuing operations, until all of the requirements of paragraph 30 of SFAS 144 have been met. Please revise your registration statement to include the requisite pro forma financial statements.

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3494 if you have questions regarding comments on the financial statements and related matters.



Sincerely,





Kevin W. Vaughn

Accounting Branch
									Chief

cc:	Thomas W. Kellerman, Esq.
      Morgan Lewis & Bockius LLP
      Two Palo Alto Square
      3000 El Camino Real - Suite 700
      Palo Alto, CA  94306

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Andrew B. Koslow, Esq.
Penson Worldwide, Inc.
January 26, 2006
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